Exhibit 99.1

Corporate Communications

CNH Industrial Annual General Meeting

Today, CNH Industrial N.V. shareholders approved the resolutions concerning:

•           2014 EU Annual Report

•           Dividend of €0.20 per common share

•           Re-election of executive and non-executive directors

•           Authorisation for the purchase of own shares

London, April 15, 2015

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) shareholders at the annual general meeting (“AGM”), held today in Amsterdam, The Netherlands, approved the 2014 EU Annual Report (including the Company’s 2014 statutory financial statements) and a dividend of €0.20 per common share, equivalent to a total distribution of approximately €272 million.

Shareholders also re-elected all of the eleven members of the Board of Directors already in office on the date of the AGM. Sergio Marchionne and Richard J. Tobin were re-elected as executive directors and John P. Elkann, Mina Gerowin, Maria Patrizia Grieco, Léo W. Houle, Peter Kalantzis, John Lanaway, Guido Tabellini, Jacqueline Tammenoms Bakker and Jacques Theurillat were re-elected as non-executive directors.

Finally, shareholders granted the Board the authority to repurchase up to a maximum of 10% of the Company’s common shares outstanding at today’s date. The authorisation is an instrument available to the Board of Directors, but places no obligation on the Company to repurchase its own shares. Under the authorisation, which is valid for a period of 18 months from the date of the AGM, the Board may repurchase the Company’s common shares in accordance with applicable regulations at a price not to exceed 10% of the market price reported on the stock exchange through which the repurchase(s) are made - New York Stock Exchange (NYSE) and/or Mercato Telematico Azionario (MTA).

Full details of the resolutions approved today and the executive directors’ speeches are available on the Company’s website (www.cnhindustrial.com).

CNH Industrial N.V. Corporate Office: 25 St. James’s Street London, SW1A 1HA United Kingdom

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The dividend will be paid on April 29, 2015.

The record date for the dividend will be April 21 and the common shares will be quoted ex-dividend from April 20.

Shareholders holding the Company’s common shares on the record date that are traded on the New York Stock Exchange will receive the dividend in U.S. dollars at the official USD/EUR exchange rate reported by the European Central Bank on April 16, 2015.

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Concurrently with the AGM, the Company published its 2014 Sustainability Report. This Report was prepared in accordance with the Global Reporting Initiative guidelines (GRI–G4), the international standard for reporting on governance, environmental and social themes. In this Report, the Company has broadened the materiality analysis, which was first conducted for the 2013 Report. The 2014 materiality analysis includes the perspectives of several external stakeholder categories. Their suggestions were collected to revise the positioning of the 25 material aspects in the materiality matrix.

To view the interactive versions of the reports please visit the following links:

2014 Annual Report – annualreport2014.cnhindustrial.com

2014 Sustainability Report – csrreport2014.cnhindustrial.com

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

CNH Industrial Corporate Communications

Tel: +44 (0)20 776 0346

Email: mediarelations@cnhind.com